Exhibit 12.1

Calculating Ratio of Earnings to Fixed Charges: (in thousands)	Six months ended June 30, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
Earnings
Pre tax income	46,632	36,955	130,077	774	24,913	1,163
Fixed charges	60,660	61,104	42,788	27,790	9,265	2,589
Amortization of capitalized interest	346	567	262	127	82	—
Less interest capitalized	(26,925)	(23,335)	(3,622)	(3,534)	(11)	(1,721)

	80,713	75,291	169,505	25,157	34,249	2,031

Fixed Charges
Interest expensed, includes amortization of discounts related to debt and amortization of capitalized expenses related to debt	26,314	33,376	37,871	7,609	8,892	839
Loss on extinguishment of debt	—	—	—	15,744	—	—
Interest capitalized	26,925	23,335	3,622	3,534	11	1,721
Estimate of interest within rental expense	7,421	4,393	1,295	903	362	29

	60,660	61,104	42,788	27,790	9,265	2,589

Ratio of Earnings to Fixed Charges	1.33	1.23	3.96	0.91	3.70	0.78